UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872104

(CUSIP Number)

Raymond Debbane

c/o The Invus Group, LLC

750 Lexington Avenue

30th Floor

New York, New York 10022

(212) 371-1717

Copies to:

Robert Spatt, Esq.

Peter Malloy, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 7 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 15, 2010 and Amendment No. 6 thereto filed on August 15, 2011 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by inserting the following new paragraphs immediately before the last paragraph thereof:

On November 1, 2011, Lexicon regained its eligibility to register securities on Form S-3. As a result, on November 3, 2011, consistent with the right of Invus, L.P. and Invus C.V. to initiate a Rights Offering pursuant to Section 3.02(a) of the Securities Purchase Agreement, Lexicon filed an amendment to its shelf registration statement on Form S-3 (File No. 333-171953) with the Securities and Exchange Commission (the “SEC”) to register, among other potential transactions, a Rights Offering. The registration statement was declared effective by the SEC on November 7, 2011.

On November 11, 2011, Invus, L.P. and Invus C.V. delivered to Lexicon a Rights Offering Notice (as defined in the Securities Purchase Agreement) pursuant to Section 3.02(a) of the Securities Purchase Agreement requiring Lexicon to make a pro rata offering to all holders of Issuer Common Stock of non-transferable subscription rights entitling the holders thereof to purchase shares of Issuer Common Stock (the “2011 Rights Offering”) on the terms set forth in the Securities Purchase Agreement, as described in Item 6.

In the 2011 Rights Offering, stockholders of the Issuer will receive one non-transferable subscription right for every share of Issuer Common Stock owned as of November 21, 2011, which is the record date for the 2011 Rights Offering. Each subscription right will entitle stockholders to purchase a pro rata number of shares of Issuer Common Stock at a subscription price of $1.13 per share. Stockholders who exercise their basic subscription privilege in full may also exercise an over-subscription privilege to purchase additional shares that remain unsubscribed at the expiration of the 2011 Rights Offering, subject to availability. If the 2011 Rights Offering is fully subscribed, aggregate gross proceeds to Lexicon will be approximately $163.0 million.

Pursuant to Section 3.02(b) of the Securities Purchase Agreement, Invus, L.P. and Invus C.V. will be required to exercise their basic subscription privilege in full and purchase a minimum of approximately 68,869,016 shares of Issuer Common Stock in the 2011 Rights Offering, subject to certain customary closing conditions, including (1) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (2) the accuracy (subject to materiality and material adverse effect qualifications) of Lexicon’s representations and warranties and its compliance in all material respects with the covenants to be performed by it in the Securities Purchase Agreement and related ancillary agreements as of the closing of the 2011 Rights Offering and (3) the delivery of an officer’s certificate certifying as to the satisfaction of the closing conditions set forth in clause (1) above, an opinion of counsel reasonably satisfactory to Invus, L.P. (as specified in the Securities Purchase Agreement) and certain certificates of good standing.

To the extent that Invus, L.P. and other holders of Issuer Common Stock exercise their basic subscription rights and any over-subscription rights in the 2011 Rights Offering, the percentage of outstanding shares of Issuer Common Stock owned by the Invus Parties may increase, possibly to over 50% of the outstanding shares of Issuer Common Stock. In accordance with the HSR Act, the parties intend to file a notification and report form with the Premerger Notification Office of the Federal Trade Commission and the Antitrust Division of the Department of Justice seeking approval for the Invus Parties to increase their ownership percentage of Issuer Common Stock to greater than 50% of the outstanding shares of Issuer Common Stock in the event that such threshold is reached as a result of the 2011 Rights Offering. The closing of the 2011 Rights Offering will thus be subject to the expiration or termination of the applicable waiting period under the HSR Act. If the Invus Parties’ ownership percentage were to increase to over 50% of the outstanding shares of Issuer Common Stock, the rights of Invus, L.P. and Invus C.V. under the Stockholders’ Agreement would be altered as described in Item 6.

The 2011 Rights Offering is expected to commence on or about November 22, 2011 and is expected to expire 30 days following commencement. There can be no assurance that the 2011 Rights Offering will be completed. Lexicon may extend the period of the 2011 Rights Offering or cancel the 2011 Rights Offering at any time for any reason, with the consent of Invus, L.P. and Invus C.V.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INVUS, L.P.

By: INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS C.V.

By: ULYS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

/s/ Raymond Debbane

Dated: November 14, 2011

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